
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006.

or

☐ Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _____ to _____.

Commission file number 000-51217

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SEARS HOLDINGS 401(K) SAVINGS PLAN
f/k/a SEARS 401(K) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEARS HOLDINGS CORPORATION
3333 BEVERLY ROAD
HOFFMAN ESTATES, IL 60179

Sears Holdings 401(k) Savings Plan (formerly Sears 401(k) Savings Plan)

*Financial Statements as of and for the
Years Ended December 31, 2006 and 2005,
Supplemental Schedule as of
December 31, 2006, and
Report of Independent Registered
Public Accounting Firm*

SEARS HOLDINGS 401(k) SAVINGS PLAN

TABLE OF CONTENTS

(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

Deloitte

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Sears Holdings 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Sears Holdings 401(k) Savings Plan (formerly Sears 401(k) Savings Plan) (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Overnight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedule and supplementary information by fund are the responsibility of the Plan's management. Such supplemental schedule and supplementary information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Member of
Deloitte Touche Tohmatsu

As discussed in Note 2 to the financial statements, in 2006 the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-I and SOP 94-4-1, and retroactively adjusted the 2005 financial statements for the change.

Deloitte & Touche LLP

June 26, 2007

SEARS HOLDINGS 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006
(Thousands of dollars)

| | | Supplementary Information | |
ASSETS	Total	Participant-Directed Funds	Sears Holdings Stock Fund
INVESTMENTS IN MASTER TRUST AT FAIR VALUE (Note 3):			
Investment securities and other	$4,210,291	$ 3,764,806	$ 445,485
Participant notes receivable	65,486	65,486	
Total plan interest in master trust at fair value	4,275,777	3,830,292	445,485
RECEIVABLES:			
Employer contribution	22,159	20,659	1,500
Total receivables	22,159	20,659	1,500
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	4,297,936	3,850,951	446,985
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	18,629	18,629	
NET ASSETS AVAILABLE FOR BENEFITS	$4,316,565	$ 3,869,580	$ 446,985

See notes to financial statements.

SEARS 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005
(Thousands of dollars)

ASSETS	Total	Supplementary Information Participant-Directed Funds	Sears Holdings Stock Fund	ESOP Company Shares Fund (Unallocated)
INVESTMENTS IN MASTER TRUST AT FAIR VALUE (Note 3):				
Investment securities and other	$2,980,820	$2,610,901	$369,919	$
Participant notes receivable	41,700	41,700		
Total plan interest in master trust at fair value	3,022,520	2,652,601	369,919	
RECEIVABLES:				
Employer contribution	16,455	14,967	1,488	
Total receivables	16,455	14,967	1,488	
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	3,038,975	2,667,568	371,407	
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	5,494	5,494		
NET ASSETS AVAILABLE FOR BENEFITS	$3,044,469	$2,673,062	$371,407	S

See notes to financial statements.

SEARS HOLDINGS 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006
(Thousands of dollars)

| | | Supplementary Information | |
| | | Participant-Directed Funds | Sears Holdings Stock Fund |
ADDITIONS	Total		
INVESTMENT INCOME IN MASTER TRUST (Note 3):			
Investment income	$ 523,820	$ 368,792	$ 155,028
Interest on participant notes receivable	3,886	3,886	
Total plan interest in master trust investment income	527,706	372,678	155,028
CONTRIBUTIONS:			
Employee	203,718	188,917	14,801
Employee - rollover	3,923	3,600	323
Employer - cash	87,940	82,030	5,910
Total contributions	295,581	274,547	21,034
Total additions	823,287	647,225	176,062
DEDUCTIONS			
WITHDRAWALS	709,066	642,318	66,748
PLAN INTEREST IN MASTER TRUST ADMINISTRATIVE EXPENSE	10,279	9,532	747
Total deductions	719,345	651,850	67,495
NET INCREASE (DECREASE)	103,942	(4,625)	108,567
FUND TRANSFERS		32,989	(32,989)
NET ASSETS TRANSFERRED FROM KMART RETIREMENT SAVINGS PLAN (Note 1)	1,167,766	1,167,766	
NET ASSETS TRANSFERRED FROM KMART MANTENO AND PUERTO RICO PLANS (Note 1)	388	388	
NET ASSETS AVAILABLE FOR BENEFITS:			
January 1	3,044,469	2,673,062	371,407
December 31	$ 4,316,565	$ 3,869,580	$ 446,985

See notes to financial statements.

SEARS 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Thousands of dollars)

| | | Supplementary Information | | |
| | | Participant-Directed Funds | Sears Holdings Stock Fund | ESOP Company Shares Fund (Unallocated) |
ADDITIONS	Total			
INVESTMENT INCOME IN MASTER TRUST (Note 3):				
Investment income	$ 152,010	$ 132,260	$ 18.873	$ 877
Interest on participant notes receivable	1,792	1,792		
Total plan interest in master trust investment income	153,802	134,052	18.873	877
CONTRIBUTIONS:				
Employee	162,319	147,216	15,103	
Employee - rollover	4,296	3,922	374	
Employer - cash	67,252	61,663	5,589	
Employer - ESOP loan debt service	154			154
Total contributions	234,021	212,801	21,066	154
ALLOCATION OF COMPANY SHARES AT FAIR VALUE:				
Shares matched on participant deposits	62			62
Total additions	387,885	346,853	39,939	1,093
DEDUCTIONS				
WITHDRAWALS	588,532	489,832	98,700	
INTEREST EXPENSE	3			3
PLAN INTEREST IN MASTER TRUST ADMINISTRATIVE EXPENSE	9,102	7,915	1.187	
ALLOCATION OF COMPANY SHARES AT FAIR VALUE:				
Shares matched on participant deposits	62		62	
Total deductions	597,699	497,747	99,949	3
NET INCREASE (DECREASE)	(209,814)	(150,894)	(60,010)	1,090
FUND TRANSFERS		331,564	(325,934)	(5,630)
NET ASSETS TRANSFERRED FROM SEARS SUBSIDIARY PLANS AT FAIR VALUE (Note 1)	4,577	4,577		
NET ASSETS TRANSFERRED TO SEARS PUERTO RICO SAVINGS PLAN AT FAIR VALUE (Note 1)	(14,748)	(4,904)	(9,844)	
NET ASSETS AVAILABLE FOR BENEFITS:				
January 1	3,264.454	2,492,719	767,195	4,540
December 31	$ 3,044,469	$2,673,062	$ 371,407	$

See notes to financial statements.

SEARS HOLDINGS 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

1. DESCRIPTION OF PLAN

History and Purpose - Sears, Roebuck and Co. (the "Company") established a predecessor plan to the Sears Holdings 401(k) Savings Plan (the "Plan") by the execution and adoption of a plan document (the "Plan Document"), dated July 1, 1916. The Plan Document has been amended and restated from time to time. The Plan was most recently fully amended and restated as of January 1, 2006, but has been amended from time to time thereafter. The following description of the Plan provides only general information. Participants should refer to the Plan Document for complete information.

Prior to January 1, 2005, employees of Sears, Roebuck de Puerto Rico, Inc. participated in the Plan. Effective January 1, 2005, the Company established the Sears Puerto Rico Savings Plan (the "Sears Puerto Rico Plan"). Plan assets, including current year earnings and losses thereon, attributable to those employees of Sears, Roebuck de Puerto Rico, Inc. who were participants in the Plan and who resided in the Commonwealth of Puerto Rico as of December 31, 2004, were transferred to the Sears Puerto Rico Plan in February 2005, when it was legally permissible and administratively possible to do so.

Effective January 1, 2005, The Sears 401(k) Savings Plan Master Trust (the "Master Trust") was established to replace the former trust for the safekeeping of Plan assets and to commingle the investment of Plan assets with those of other participating plans, including the assets of the Sears Puerto Rico Plan.

In March 2005, the Company merged with Kmart Holdings Corporation (the "Merger") and became a wholly owned subsidiary of Sears Holdings Corporation ("Holdings"). The Company is still the sponsor of the Plan.

By the close of business March 31, 2006, the Kmart Retirement Savings Plan (the "Kmart Plan") was merged with the Plan. At that time, Kmart Plan assets, including participant loans, were transferred to either the Plan or, with respect to Kmart Plan participants who resided in the Commonwealth of Puerto Rico, to the Kmart Retirement Savings Plan for Puerto Rico Employees (the "Kmart Puerto Rico Plan"). Effective April 1, 2006, the name of the Plan was changed from the Sears 401(k) Savings Plan to Sears Holdings 401(k) Savings Plan.

Also by the close of business March 31, 2006, the Master Trust was renamed from The Sears 401(k) Savings Plan Master Trust to The Sears Holdings 401(k) Savings Plan Master Trust.

At December 31, 2006, residual cash funds that had been transferred from the Kmart Plan to the Kmart Puerto Rico Plan at its formation on April 1, 2005 and held separately from participant investment funds for operating purposes were returned to the Plan. At the same time, residual cash funds held separately from participant investment funds in the Kmart Retirement Savings Plan for Manteno Distribution Center Union Employees (the "Kmart Manteno Plan") to cover uncashed benefit payments made prior to its restructure in April 2005 were also transferred to the Plan. Those funds, together with comparable residual non-participant cash funds transferred to the Plan from the Kmart Plan at the close of business March 31, 2006, were invested in the Stable Value Fund in January 2007. The combined total of $2.6 million covers uncashed benefit payments issued between 1983 and 1998.

Administration - The administration of the Plan's operations is the sole responsibility of the Plan Administrator. Prior to January 1, 2007, the Company has designated itself as the Plan Administrator for all purposes of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective as of January 1, 2007, the Plan was amended to name the Sears Holdings Corporation Administrative Committee as Plan Administrator for all purposes under ERISA, consisting of employees of Sears Holdings Corporation and Sears Holdings Management Corporation.

State Street Bank and Trust Company serves as the trustee (the "Trustee") for the Master Trust and holds the investments of the Plan under the terms of a trust agreement. CitiStreet, a joint venture of State Street Corporation and Citigroup, serves as the Plan recordkeeper.

The Investment Committee, consisting of employees of the Company, manages and controls the investment of the assets of the Plan. Through May 2005, Morgan Guaranty Trust had been appointed by the Investment Committee as the named fiduciary with authority relating to the acquisition, retention and disposition of Plan assets and the appointment, retention, and termination of investment managers. Effective June 2005, the Company and the Investment Committee succeeded Morgan Guaranty Trust as named fiduciary and Watson Wyatt Investment Consulting was appointed to serve as investment advisor. Effective as of January 1, 2007, the Investment Committee was replaced by the Sears Holdings Corporation Investment Committee, consisting of employees of Sears Holdings Corporation and Sears Holdings Management Corporation.

Certain expenses incurred in connection with the operation of the Plan are paid from Master Trust assets. Brokers' commissions and related expenses on transactions in portfolio securities are also paid from Master Trust assets. Compensation to members of the Investment Committee is paid by the applicable employer.

Eligibility - A full-time or part-time employee of the Company or designated affiliate of the Company is eligible for participation on the first day of the third month following the date of hire.

Participants' Contributions and Investment Options - An eligible employee becomes a participant by making contributions to the Plan. Participants may contribute up to 50 percent of eligible annual compensation through a combination of pre-tax and/or after-tax contributions. Participants turning age 50 or older during a plan year are eligible to make an additional pre-tax "catch-up" contribution up to IRS limits.

Participants may direct that pre-tax and after-tax contributions be invested in any combination of the following investment funds: the Sears Holdings Stock Fund, which invests principally in Sears Holdings Corporation stock; the Stable Value Fund (formerly named the Interest Income Fund); the Bond Fund; the S&P 500 Index Fund; the Small-Mid Value Equity Fund; the Small-Mid Growth Equity Fund; the Large Value Equity Fund; the Large Growth Equity Fund; the International Equity Fund; any of five Age-Based Lifecycle Funds; and the Self-Managed Brokerage Fund, through which a participant may invest in any number of mutual funds, common stock and other investments. Participants are fully vested in their contributions and earnings thereon.

The three Diversified Index Funds - Aggressive, Moderate, and Conservative; Domestic Bond Fund; and Small Cap Equity Fund were eliminated as Plan investment options effective April 1, 2006. On March 31, 2006, balances were automatically transferred to one of the five Age-Based Lifecycle Funds (according to the age of the participant and a projected retirement age of 65); the Bond Fund; and the Small-Mid Value and Growth Equity Funds (on a 50-50 basis); respectively.

The Kmart Stable Value Fund and the Kmart Conservative and Moderate Portfolio Funds were transferred from the Kmart Plan into the Plan as legacy funds. As such, Kmart participants who had balances in these funds can make no further contributions nor transfer existing money into these funds. Assets in these funds will be transferred to comparable investment options over a three-year period.

As a result of the Merger, the Sears Holdings Stock Fund replaced the Sears Stock Fund. On the date the Merger closed, Plan shares of stock in the Sears Stock Fund and the ESOP Company Shares Fund (Unallocated) were exchanged for shares of Holdings, cash, or a combination thereof. Allocations were directed by the participant and subject to certain caps on the relative amounts of cash and stock consideration that could be issued in connection with the merger. To the extent that participants elected and received cash for their Sears shares, it automatically transferred into the Interest Income Fund. Other cash received was reinvested in Holdings shares and deposited in the Sears Holdings Stock Fund. Cash received in the ESOP Company Shares Fund (Unallocated), either directly upon the merger or through later liquidation of Holdings shares, was used to support the first quarterly Company contribution of 2005.

The Westar 401(k) Savings Plan and the Central Wholesale Appliance Supply, Inc. 401(k) Plan were merged with the Plan in April, 2005 and November, 2005, respectively. All assets, including participant loans, were transferred to the Plan.

Employee Stock Ownership Plan ("ESOP") - On December 20, 1989, an ESOP feature was added to the Plan. The ESOP included all Company match and after-tax contributions and earnings thereon, even those made prior to 1989. Pursuant to the ESOP, the Plan had a program to purchase up to $800 million worth of Company common shares. The purchases were funded by a loan (the "ESOP Loan") from the Company which was fully repaid in April 2005 (see Note 5).

The purchased shares funded a portion of the Company's contribution. Shares not yet allocated to participants were held in a suspense account of the ESOP trust and served as collateral on the loan. Each year, dividends on shares held in the suspense account and, to the extent so directed by the Company, dividends on shares allocated to the accounts of participants, together with earnings thereon, were used to pay principal and interest on the ESOP Loan. The Company made additional contributions to the ESOP in amounts which, together with the aforementioned dividends and earnings, were sufficient to make all scheduled payments of principal and interest on the ESOP Loan for that year. A portion of the shares was then released from the suspense account and allocated to participants, based upon the ratio of principal and interest paid for that year on the ESOP Loan to the amount of principal and interest payable on the ESOP Loan for that and all future years. To the extent that dividends on shares allocated to the accounts of participants have been used to service the ESOP Loan, the accounts of such participants were credited with shares released from the suspense account having a fair market value equivalent to the value of the dividends. Shares vested fully upon allocation.

Employer Contributions - In 2005, the Company contribution was fixed at either 1) 150 percent of the first one percent and 100 percent of the next four percent of pre-tax compensation deferred by employees who are not eligible for the Sears Pension Plan or who elected to stop earning Sears Pension Plan benefits as of December 31, 2004, or 2) 70 percent of the first five percent of pre-tax compensation deferred by employees who elected to continue to earn benefits under the Sears Pension Plan after 2004. Effective January 2006, the Company contribution is fixed at 100 percent of the first three percent and 50 percent of the next two percent of the pre-tax compensation deferred by employees.

The Company contribution is made quarterly and is payable in cash or stock or a combination of both. If in cash, it is invested based on participants' pre-tax contribution elections. If in stock, it is invested in Sears Holdings Stock Fund. Contributions are available for diversification on receipt.

To be eligible for the Company contribution, a participant must have one year of service and be credited with 1,000 hours of service by that date. Effective January 2005, participants hired prior to January 1, 2004 become vested in the Company contribution upon receipt. Participants hired on or after January 1, 2004 become vested upon completion of three years of service with 1,000 hours of service per year. Effective January 1, 2006, all active participants in the Plan become vested in the Company contribution (other than the discretionary matching contributions described immediately below) for pay periods beginning on January 1, 2006. The vested status of a participant who terminated employment prior to January 1, 2006, is determined based upon the terms of the Plan in effect at his or her date of termination.

Beginning in January 2006, a discretionary matching contribution was added to the Plan. Discretionary matching contributions, if any, are subject to a three-year cliff vesting schedule. There was no discretionary matching contribution in 2006.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, allocation of the Company's contribution and earnings and losses thereon, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan Document.

Participant Loans - Active participants may borrow from their Plan account up to the lesser of $50,000 or 50% of the vested account balance. Loans are repaid through payroll deductions over any number of months up to five years (or 15 years for a loan for the initial purchase of a principal residence of the participant). The interest rate is the prime rate plus one percent as published on the last day of the month prior to the date the loan is issued.

Withdrawals - Upon termination of employment, a participant is entitled to a complete withdrawal of his or her account balance as of the latest posted valuation preceding the date on which payment is made. Partial withdrawals are permitted under the Plan Document and do not terminate participation but are subject to restrictions on participant balances. In addition, the account of a participant who terminates or dies prior to December 31 is entitled to receive the actual Company contribution after the year-end of the year in which termination of employment or death occurs if certain age and service requirements are met. Effective January 2006, no age and service requirements need to be met in order to receive the Company contribution.

Forfeited Accounts - At December 31, 2006 and 2005, forfeited nonvested accounts totaled $273,977 and $109,255, respectively. These accounts are used to reinstate previously forfeited balances of rehired employees and offset future employer contributions. During the year ended December 31, 2006 and 2005, employer contributions were reduced by $0 and $126,128, respectively, by forfeited nonvested accounts.

Termination of Participation - Participation in the Plan ceases after termination of employment, except any participant terminating with account balances in excess of $1,000 who requests deferral of distribution remains a participant until he or she receives a full distribution of his or her account balances.

Termination of Participation by an Employer - If any employer (other than the Company) whose employees are Plan participants is judicially declared bankrupt or insolvent, or ceases to be a member of

the controlled group of corporations (within the meaning of Section 414(b) of the Internal Revenue Code) that includes the Company, or if any employer or a division of any employer is excluded from participation in the Plan, the assets of the Plan attributable to the employees of such employer, who do not become employees of the Company or of any other participating employer, shall be paid from their respective account to the extent permitted by the Internal Revenue Code. Such account balances shall not be payable while an affected employee remains employed within the Company's controlled group of corporations, except under loan and in-service withdrawal provisions, as applicable.

Termination of the Plan - Although it has not expressed any intent to do so, the Board of Directors of the Company may, at its sole discretion amend, suspend, or terminate the Plan at any time, provided, however, that no amendment, suspension, or termination of the Plan shall have any effect of diverting the assets of the funds to purposes other than the exclusive benefit of participants and their beneficiaries, or the payment of reasonable administrative expenses of the Plan. In the event of the Plan's termination, each participant's account balance will be fully vested. The assets of the Plan shall be distributed to Plan participants on the basis of their respective interests in the Plan, as soon as practicable, to the extent permitted by the Internal Revenue Code.

ERISA - The Plan is subject to certain provisions of Titles I and II of ERISA relating to reporting and disclosure, participation and vesting, and fiduciary responsibility. The Plan is not subject to the minimum funding standards of Titles I and II and the provisions of Title IV of ERISA, which provide for insurance of benefits payable on Plan termination.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

The following are the significant accounting policies followed by the Plan:

Basis of Accounting - The Plan's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncement - As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measure for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The financial statements reflect the retroactive adoption of the FSP. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits previously reported at December 31, 2005.

Master Trust Investment Valuation and Income Recognition - The Plan's investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. Quoted market prices are used to determine the fair value of the Master Trust's investments. Shares of registered investment companies (mutual funds) and common collective trusts are valued at the net asset value of shares held by the Master Trust at year-end. Participant notes receivable are valued at cost which approximates fair value.

Investments in the Stable Value Fund and the legacy Kmart Stable Value Fund and the Kmart Conservative and Moderate Portfolio funds are valued at fair value and then adjusted to contract value (deposits made, plus interest accrued at the contract rate, less withdrawals and fees).

The Stable Value Fund is invested in three stable value funds that are common collective investment trust funds ("trusts"). The trusts may invest in guaranteed investment contracts, synthetic guaranteed investment contracts, bank investment contracts, other investment contracts, repurchase agreements, other common collective trusts, short-term investment funds or other cash equivalents. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The average yield of the Stable Value Fund for the years ended December 31, 2006 and 2005 were 4.63% and 4.49%, respectively. The crediting interest rates at December 31, 2006 and 2005 were 4.77% and 4.51%, respectively. The crediting interest rate is based on the performance of the underlying portfolio of investments.

Effective April 1, 2006, the Master Trust holds investments in two fully benefit-responsive group annuity contracts with Prudential Insurance Company of America ("Prudential"). These investments are held in the legacy Kmart Stable Value Fund and the Kmart Conservative and Moderate Portfolio funds of the Plan. By letter dated February 14, 2006, Holdings gave formal notice to Prudential to terminate the contracts. Prudential agreed to liquidate the assets in four installments over a three-year period in accordance with contract provisions. Such payments will not be subject to a market value adjustment. The first two payments were made on March 31, 2006 and 2007. Prudential may not terminate the contracts at any amount less than contract value. These provisions of the Prudential contracts do not impact the participant's ability to transfer money from this investment. Prudential maintains the balances in individual separate accounts. Group annuity contracts are included in the financial statements at fair value as determined by Prudential and then adjusted to contract value. The accounts are credited daily with interest on the balances in the separate accounts. The interest rate received is established quarterly by Prudential but cannot be less than three percent and is not based upon the investment performance in the separate accounts as defined by the contract with Prudential. The

- 11 -

average earnings yield for these contracts, computed by dividing the annualized actual earnings credited to the plan on the last day of the plan year by the end of plan year fair value, was 3.54% for 2006. The average crediting rate, computed by dividing the annualized earnings credited to participants on the last day of the plan year by the end of plan year fair value, was 3.54% for 2006.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recorded as earned.

Interfund Transactions - All interfund transactions are made at fair value and are eliminated in combination.

Reclassifications - Certain balances in the prior year financial statements have been reclassified to conform to the presentation adopted in the current year.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid at December 31, 2006 and 2005 were $1.5 million and $0.8 million, respectively.

3. **INTEREST IN MASTER TRUST**

Certain of the Plan's investment assets are held in a trust account with the Trustee and consist of an undivided interest in an investment account of The Sears Holdings 401(k) Savings Plan Master Trust, a master trust established by the Company on January 1, 2005, and administered by the Trustee. Use of the Master Trust permits the commingling of the Plan's assets with the assets of the Sears Puerto Rico Plan, the Kmart Puerto Rico Plan, and the Kmart Manteno Plan for investment and administrative purposes. Although assets of all plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated daily by the Trustee to each participating plan based on the relationship of the interest in each plan to the total of the interests of all participating plans.

Net assets of the Master Trust as of December 31, 2006 and 2005 are summarized as follows:

	December 31	
	2006	2005
	(Thousands of dollars)	
Assets:		
Investments at fair value:		
Sears Holdings Corp. common shares	$ 449,535	$ 373,166
Other common and preferred stock	461,218	
Registered investment companies	221,211	349,733
Common/collective trusts	2,586,952	2,225,848
Group annuity contracts	277,535	
Fixed income securities	182,589	
Options, futures, and other	590	
Short-term investments - at cost, which approximates fair value	313	
Collective short-term investment fund	71,643	1,317
Participant-directed brokerage accounts	47,492	43,063
Participant notes receivable	66,107	41,881
Total investments at fair value	4,365,185	3,035,008
Receivables:		
Dividend and interest	4,677	6,741
Currency contract receivables	4,195	
Due from brokers and others	5,453	-
Total receivables	14,325	6,741
Cash	10	-
Total Assets	4,379,520	3,041,749
Liabilities:		
Currency contract payables	4,180	
Due to brokers and others	75,377	6,257
Total Liabilities	79,557	6,257
Net assets in Master Trust at fair value	4,299,963	3,035,492
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	18,727	5,519
Net assets in Master Trust	$ 4,318,690	$ 3,041,011
Plan's interest in Master Trust net assets	$ 4,294,406	$ 3,028,014
Plan's percentage interest in Master Trust net assets	99.4%	99.6%

The Plan's interest in master trust net assets of $4.3 billion and $3.0 billion exceeds five percent of the Plan's net assets available for benefits as of December 31, 2006 and 2005, respectively.

The net investment earnings (loss) of the Master Trust for the years ended December 31, 2006 and 2005 are summarized below:

	2006	2005
	(Thousands of dollars)	
Dividend, interest and other income	$ 70,225	$ 50,440
Net appreciation (depreciation) in fair value of investments:		
Sears Holdings Corporation common shares	156,667	81,378
Sears, Roebuck and Co. common shares		(64,353)
Other common and preferred stock	25,916	
Registered investment companies	36,441	9,093
Common/collective trusts	227,653	78,129
Group annuity contracts	7,372	
Corporate notes and bonds	831	
Government backed and government agency bonds	982	
Government bonds	111	
Foreign and yankee bonds	229	
Participant-directed brokerage accounts	4,083	333
Futures and other	414	(7)
Net appreciation in fair value of investments	460,699	104,573
Investment income of Master Trust	$ 530,924	$ 155,013
Plan's interest in Master Trust investment income	$ 527,706	$ 153,802

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Master Trust investments are shares of common/collective trusts managed by State Street Bank and Trust Company ("State Street"). State Street is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust to State Street for investment management services were $1.5 million and $0.8 million for the years ended December 31, 2006 and 2005, respectively.

The Master Trust holds shares of common stock of Sears Holdings Corporation, parent of the sponsoring employer. At December 31, 2006 and 2005, the Master Trust held 2,676,921 shares with a cost basis of $278.1 million and 3,230,039 shares with a cost basis of $318.4 million, respectively. Holdings has not paid dividends on its common stock since inception. During the year ended December 31, 2005, the Master Trust recorded dividend income of $3.2 million on shares of Sears, Roebuck and Co.

5. ESOP LOAN

The original ESOP Loan agreement provided for the loan to be repaid over a 15-year period through 2004 at an interest rate of 9.2%. Effective June 26, 1998, the remaining balance of the loan was refinanced. The interest rate was reduced from 9.2% to 6.1% per annum and the term was extended from 2004 to 2024. The ESOP Loan balance was fully repaid by April, 2005.

At December 31, 2005, the ESOP investment in Sears Holdings Corporation common shares held by the Plan was fully allocated to participants.

6. INCOME TAXES

In the Plan's latest determination letter, dated January 22, 2003, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. However, in that determination letter, the Internal Revenue Service instructed that a minor amendment to the Plan be made retroactively to January 1, 2000. The Plan was amended in accordance with the Internal Revenue Service instructions. Also, the Plan has been further amended subsequent to the receipt of the IRS determination letter. The Plan Administrator and the Plan's Benefits Counsel believe, however, that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and is tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. DERIVATIVE FINANCIAL INSTRUMENTS

Effective April 1, 2006, derivative financial instruments are used by the Master Trust's Bond Fund investment manager as follows:

Foreign Currency Exchange Contracts - The Master Trust enters into forward contracts to purchase and sell foreign currencies in the normal course of their investing activities to manage the currency exposure associated with the Plan's foreign equity and fixed income investments. The terms of the contracts generally do not exceed one year. The credit risk associated with these contracts is minimal as they are entered into with a limited number of highly rated counterparties.

The Master Trust reflects the fair value of all forward contracts as an asset or liability in their financial statements. The fair values associated with the foreign currency contracts have been estimated by valuing the net position of the contracts using the applicable spot rates and forward rates as of the reporting date. In the financial statements of the Master Trust, forward contracts to purchase foreign currency are shown as currency contract receivables and forward contracts to sell foreign currency are shown as currency contract payables. Changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.

Futures Contracts - The Master Trust enters into futures contracts in the normal course of its investing activities to manage market risk associated with fixed income investments and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily.

During 2006, the Master Trust was a party to futures contracts held for trading purposes for Federal Funds, U.S. Treasury Bonds, U.S. Treasury Notes, Euro Bonds, and Eurodollars. Upon entering into a futures contract, the Master Trust is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are then made or received by the Master Trust, depending on the daily fluctuation in the value of the underlying contracts. A Federal National Mortgage Association discounted note owned and included in the investments of the Master Trust with a value of $313,000 at December 31, 2006, was pledged to the counterparties as collateral on the futures contracts.

The Master Trust had futures contracts with notional amounts of $131.5 million at December 31, 2006. At December 31, 2006, the Master Trust had futures contracts to purchase (sell) Eurodollars, Eurobonds, U.S. Treasury Bonds, and U.S. Treasury Notes of $129.1 million, $2.1 million, $1.1 million, and ($.8 million), respectively. Notional amounts do not quantify risk or represent assets or liabilities of the Master Trust, but are used in the calculation of cash settlements under the contracts.

The fair value of the futures contracts in the Master Trust is $0 at December 31, 2006 as settlements are by cash daily. Changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.

8. OTHER MATTERS

Sears, Roebuck and Co. ERISA Litigation - On and after November 15, 2002, several actions were filed in the United States District Court for the Northern District of Illinois against Sears, certain officers and directors, and alleged fiduciaries of the Plan, seeking damages and equitable relief under ERISA. The plaintiffs purport to represent participants in the Plan, and allege breaches of fiduciary duties under ERISA in connection with the Plan's investment in Sears' common shares and alleged communications made to Plan participants regarding Sears' financial condition. Pursuant to an agreement dated February 13, 2007, defendants agreed to settle the matter (the " Sears Settlement"). It is expected that the Court will enter an Order and Final Judgment as to the consolidated action, with defendants' final payment under the Sears Settlement due to plaintiffs shortly thereafter.

Kmart Corporation ERISA Litigation - In March 2002, a class action was filed in the United States District Court for the Eastern District of Michigan on behalf of participants or beneficiaries of the Kmart Corporation Retirement Savings Plans against various current and former employees and former directors of Kmart Corporation (the "Predecessor Company") alleging breach of fiduciary duty under ERISA for excessive investment in the Predecessor Company's stock, failure to provide complete and accurate information about the Predecessor Company's common stock, and failure to provide accurate information regarding the Predecessor Company's financial condition. In July 2002, the plaintiffs filed proofs of claim with the bankruptcy court in an aggregate amount of $180 million. In 2005, a tentative agreement was reached to settle this action, and the settlement has been formally approved by the federal court in the Eastern District of Michigan ("Kmart Settlement"). The Final Judgment Order was entered by the court on June 27, 2006 and became effective on August 1, 2006. The court ordered that all Kmart Settlement proceeds be paid by the end of 2006 to qualifying participants during the class period. The Kmart Corporation Retirement Savings Plan was merged into this Plan as of April 1, 2006. Accordingly, the $11.75 million Kmart Settlement, net of attorney and other administrative fees, was received as Other Income by the Master Trust in September 2006 for the benefit of the qualifying Kmart participants. It was fully paid by insurance proceeds.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006:

(Thousands of dollars)

Net assets available for benefits per the financial statements	$	4,316,565
Adjustment from contract value to fair value for fully benefit-responsive investment contracts		(18,629)
Net assets available for benefits at fair value per Form 5500	$	4,297,936

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2006:

(Thousands of dollars)

Net increase in net assets available for benefits per the financial statements	$	103,942
Adjustment from contract value to fair value for fully benefit-responsive investment contracts		(18,629)
Net income per Form 5500	$	85,313

* * * * * *

APPENDIX A

Schedule of Assets (Held at End of Year)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 SCHEDULE H, Part IV, Line 4i
DECEMBER 31, 2006

Identity of Issuer, Borrower, or Similar Party	Description of Investment	Current Value
* PARTICIPANT LOANS	Participant loans earning interest from 4.00% to 10.50%, maturing from 2007 - 2021	$ 65,486,230

This schedule does not include all the Plan's investments in the Sears Holdings 401(k) Savings Plan Master Trust

Note: Cost information is not required for participant-directed investments and is, therefore, not included.

* Sponsored by a party-in-interest.

Exhibits.

An Exhibit Index has been filed as part of this Report on Page E-1.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SEARS HOLDINGS 401(K) SAVINGS PLAN

By: Sears Holdings Corporation Administrative Committee, Plan Administrator

By: _____
     Karl J. Koenig
     Member of Administrative Committee and
     Vice President, Human Resources, of Sears
     Holdings Corporation

Date: June 28, 2007

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Deloitte & Touche LLP.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-141713 of Sears Holdings Corporation on Form S-8 of our report dated June 26, 2007, appearing in this Annual Report on Form 11-K of Sears Holdings 401(k) Savings Plan (formerly known as Sears 401(k) Savings Plan) for the year ended December 31, 2006.



Chicago, Illinois
June 26, 2007

END